



Clean Diesel Technologies, Inc.

2002 Annual Report

Clean Diesel Technologies, Inc.

is a specialty chemical and energy technology company with patented products that reduce emissions from diesel engines while simultaneously improving fuel economy and power. Products include Platinum Plus® fuel borne catalysts which reduce engine out emissions of particulate (PM), carbon monoxide (CO) and hydrocarbons (HC), while improving fuel economy and also increasing the regeneration of diesel particulate filters, and the ARIS® 2000 urea injection systems for selective catalytic reduction of NOx. Platinum Plus and ARIS are registered trademarks of Clean Diesel Technologies, Inc.

Financial Overview

Statements of Operations Data (in thousands, except per share data)	2002	2001	2000
Product Revenue	**$ 142**	$ 176	$ 199
License and Royalty Revenue	**299**	1,424	383
Total Revenues	**441**	1,600	582
Costs and Expenses:			
Cost of Product Sales	**86**	117	133
General and Administrative	**2,291**	1,858	1,799
Research and Development	**693**	365	534
Patent Filing and Maintenance	**43**	196	152
Loss from Operations	**(2,672)**	(936)	(2,036)
Interest Income/(Expense), Net	**30**	(170)	35
Preferred Stock Dividend (Non-cash)	**—**	(621)	(712)
One-Time Preferred Stock Conversion Premium	**—**	(1,276)	—
Net Loss Attributable to Common Stockholders	**$ (2,642)**	$(3,003)	$(2,713)
Basic and Diluted Loss per Common Share	**$ (0.23)**	$ (1.08)	$ (1.03)
Weighted-Average Shares Outstanding	**11,419**	2,777	2,631
Balance Sheet Data (in thousands)			
Current Assets	**$ 2,757**	$ 4,612	$ 965
Total Assets	**2,979**	4,658	1,057
Current Liabilities	**223**	808	400
Long-Term Liabilities	**418**	368	808
Working Capital	**2,534**	3,804	565
Stockholders' Equity (Deficit)	**2,338**	3,482	(151)

Letter to Shareholders

As we move into the 21st century, environmental issues, such as clean air, continue to shift to the forefront of local and national governments throughout the world. Increased emission control regulation and enforcement, combined with tightening clean air standards and growing pressure for greater fuel economy create an enormous worldwide opportunity for Clean Diesel Technologies. Our technologies reduce diesel emissions while improving fuel economy and performance.

Clean Diesel Technologies operates in a very large marketplace. The annual gross output of the diesel industry, including manufacturing of diesel equipment, fuel and related materials, exceeds $500 billion per year. About 200 billion gallons of diesel fuel are consumed worldwide annually. With only a few percent of the world's consumption of diesel fuel treated with the Platinum Plus® additive, the Company would achieve significant sales.

Diesel power is 30 to 40% more efficient than gasoline (petrol) fueled engines and generates more power. Consequently 94% of all freight (trucks, trains, boats and barges), 66% of all farm machinery, 95% of all public transit buses and 100% of heavy construction machinery are diesel powered, according to a Charles River Associates report published by the Diesel Technology Forum.

Even though diesel fuel creates less of the greenhouse gas carbon dioxide than other fuels, without emission control systems diesel engines emit a lot more particulate and nitrogen oxide (NOx). The California Air Resources Board (CARB) calculates that 70% of ambient air toxics are due to diesel particulate emissions, which are classified as "carcinogenic." Studies also link particulate emission with global warming.

California led the world in the reduction of emissions from gasoline vehicles and is again taking a lead over diesel engine emissions. By declaring diesel particulate emissions to be a Toxic Air Contaminant in 1998, CARB subsequently developed a risk reduction plan that mandates large reductions of particulate emissions from the state's 1.2 million diesel engines in 2003 to 2010.

The 1.2 million vehicles consume over 3 billion gallons of diesel fuel and are incorporated into a number of categories including buses, trash haulers, delivery vehicles, off-road equipment and stationary engines. This is creating a massive near-term market for particulate control, which, in your Company's view, is likely to provide significant sales opportunities for our Platinum Plus fuel borne catalyst (FBC).

In addition to California's retrofit mandate, the United States Environmental Protection Agency (US EPA) has a Voluntary Retrofit Program for the other 49 states, targeting hundreds of thousands of vehicles for retrofit over the next few years. A similar retrofit program for 900,000 vehicles is planned for 2004 to 2007 in Japan. Retrofitting of existing diesel engines is essential for meeting minimum ambient air quality standards, due to diesel engines' higher pollution emissions and their long 15- to 30-year service life.

Our patented family of platinum-based fuel additives can be used with normal diesel or with alternative diesel fuels such as biodiesel and ultra low sulphur diesel to reduce emissions by up to 30%; with Diesel Oxidizing Catalysts (DOCs) for reductions of 30 to 45%; with Flow Through Filters (FTFs) for 50 to 65% reduction; or with Diesel Particulate Filters (DPFs) for over 85% reduction.

Currently, the DPF technology is incompatible with most of the older and dirtier diesel engines. It is therefore likely that a combination of Platinum Plus with the more easily fitted FTF or DOC will be the most practical and cost-effective solution for older engines. In 2002 Clean Diesel Technologies and its manufacturing partner, CleanAIR Systems, developed a low-cost wire mesh Flow Through Filter. The FTF is specially coated with a catalyst that, when combined with the Platinum Plus FBC, produces more than 50% particulate reduction at the low exhaust gas temperatures found in typical stop- and go- delivery vehicles. This combination is designed to be very durable and to be applied to older and dirtier engines on normal or ultra low sulphur fuel. Second-generation FTF systems have already generated 65% particulate reduction with Platinum Plus.

Clean Diesel Technologies has formally applied for verification of its Platinum Plus fuel additive with multiple engine types as well as with several different DOCs and FTFs. Separate verification programs are required by the US EPA and CARB. The Company has completed the initial pre-verification test programs and has recently completed several 1,000-hour commercial durability programs as required for verification. Final verification testing is scheduled for the second half of 2003.

The successful completion of the verification programs with CARB and the US EPA are critical to providing significant near-term sales opportunities for our Platinum Plus FBC.

In December 2002, Clean Diesel Technologies received notification that the joint CDT/CleanAIR Systems Permit™/FBC filter system was accepted by the US Mining Safety Health Administration (MSHA) for use in underground mines. MSHA has put restrictions on nitrogen dioxide (NO_2) emissions; NO_2 is a component of NOx and is a strong lung irritant. The heavily platinum-catalyzed filter systems, currently marketed by the major catalyst companies, increase NO_2 and are no longer permitted for mines. CDT's system is the only precious metal catalytic system to provide maximum emission reduction with no NO_2 increase.

CARB has also announced restricted NO_2 limits similar to MSHA, effective January 2004. Systems unable to meet the low NO_2 limits will have their verifications cancelled by CARB. Heavily catalyzed competitive systems do not appear to be able to meet the NO_2 standards. CDT's system of using Platinum Plus in combination with specially catalyzed DOCs, FTFs or DPFs that do not increase NO_2 seems set to take an increased market share.

The Company's marketing of the Platinum Plus FBC for fuel economy continued in 2002 and confirmed the previous laboratory results of 7% average fuel economy improvement. Several distribution agreements were completed in 2002 and automated additive dispensing equipment was identified, tested and installed in the field with Platinum Plus. The additive generally pays for itself when the fuel economy benefit is 3% or more. There is significant interest from companies in the food and beverage industries to use the product for emissions reduction provided the fuel economy benefit covers the cost of the additive. The US EPA's Voluntary Retrofit Program is giving momentum to efforts to apply low-cost technologies to existing fleets.

The Company's ARIS® 2000 system, which forms part of the selective catalytic reduction (SCR) system for NOx reduction, has been sold and installed on more than 150 stationary power generation diesel engines in the US and Japan by our licensees RJM Corporation (US) and Mitsui & Co. Ltd. (Japan). Several European original equipment manufacturers have purchased test ARIS systems and are conducting extensive evaluation programs of the ARIS technology.

In December 2002 Mitsui exercised its option to exclusively license the ARIS technology for mobile application in Japan. Mitsui has also committed to investing in the further development and testing of the ARIS mobile system. The Company is also discussing the licensing of the ARIS mobile technology with other potential licensees in the US and Europe.

The Directors of the Company have determined that additional Common Stock is needed for sales to investors to provide funds for Clean Diesel's commercialization activities and general operating purposes. The Company may also consider strategic acquisitions that would assist the commercialization of the Company's technologies. Accordingly the Company has circulated to stockholders a consent solicitation to increase the authorized Common Stock from 15,000,000 shares to 30,000,000.

Finally we appreciate the continued support and assistance of all our shareholders, directors, employees and advisers.



Jeremy D. Peter-Hoblyn, Director, Chairman and Chief Executive Officer


LABORATORY DEVELOPED • DYNAMOMETER TESTED • FLEET PROVEN...
Improved Combustion & Power... up to 5%
Improved Lube Oil Cleanliness
Enhanced Performance of Oxidation
Catalysis & Particulate Filters

Platinum Plus FBC – available in bulk, drums and small containers.

Clean Diesel Technologies has developed and patented a family of fuel additives using precious metals, primarily platinum and cerium in minute concentrations in diesel fuel, in the range of 4 to 8 parts per million of total metal. Platinum is well known to be one of the best combustion catalysts. The synergy of platinum and cerium is also well known and is used in catalysts for gasoline engines as well as oxidizers for diesel engines. When added to fuel supplies the platinum-cerium additive promotes more complete combustion in the engine, resulting in increased power, improved fuel economy, and reduced particulates (smoke), carbon monoxide and hydrocarbons.

Platinum Plus has been shown to be very effective when used in alternative diesel fuels such as ultra low sulphur diesel, biodiesel and jet kerosene (which is widely used in winter). The combination of Platinum Plus with these fuels provides much cleaner emissions and the fuel economy improvement of Platinum Plus helps offset the lower energy content of the alternative fuels. Typical emission reduction of alternative fuels with the Platinum Plus FBC include:

- Ultra low sulphur diesel – 25 to 30%
- Biodiesels – 20 to 40%
- Winter diesel (kerosene) – 25 to 35%

Platinum Plus in the Engine

The Platinum Plus fuel borne catalyst (FBC) deposits on the metal surfaces of the engine and catalytically improves combustion. **The results of improved combustion are better fuel economy *and* reduced emissions.**

Fuel economy improvements of 3 to 10% are typical and have been demonstrated in laboratory tests and confirmed in a 9-fleet, 450-vehicle, in-field demonstration program. The average fuel economy in the demonstration program was 7% and the best performance was in the stop-and-go delivery vehicles.



Fleet	% Improvement
Trash Hauling Urban, 40 Units	3
Fleet & Livestock Rural, 66 Units	4
Grocery Distribution Rural, 113 Trucks	6
Grocery & Fuel Distribution Rural, 74 Trucks	6
Less-Than-Truckload Delivery 2 Units	7
Beverage Delivery 73 Vehicles	10
Beverage Delivery 38 Vehicles	10
Fuel Delivery Urban, 26 Units	10
Fuel Delivery Urban, 22 Units	10

Fuel Economy Fleet Test Summary

In addition to improved fuel economy, Platinum Plus reduces engine emissions of particulates, carbon monoxide and hydrocarbons by 15 to 25% using normal sulphur diesel. When the Platinum Plus FBC is used in conjunction with low-cost after treatment devices, up to 90% reductions can be achieved.

Platinum Plus and After Treatment Devices

Platinum Plus also improves the performance of 'after treatment' devices such as Diesel Oxidation Catalysts (DOCs), Diesel Flow Through Filters (FTFs) and Diesel Particulate Filters (DPFs). These devices are increasingly being used in diesel exhaust systems for reduction of particulate, which has been declared a Toxic Air Contaminant and 'very probably carcinogenic' by the California Air Resources Board (CARB). These devices are generally coated with platinum and cerium, and the Company's FBC improves their performance and increases their life while allowing lower-cost devices to be used.

Platinum Plus with Diesel Oxidation Catalysts (DOCs)

Particulates contain elemental carbon and hydrocarbons, which are absorbed on the carbon. DOCs are very effective for reducing the hydrocarbons but do little to reduce carbon soot. Platinum Plus reduces carbon formation in both the engine and in the exhaust. Together Platinum Plus and a DOC can reduce particulates by 30 to 50% depending on the base fuel used. This provides a very cost-effective way to reduce emissions and can be fitted to all types of engines. DOCs are supplied by several companies and their cost can be lowered and their performance improved when used with the Platinum Plus FBC.

Platinum Plus with Diesel Flow Through Filters (FTFs)

Clean Diesel Technologies and its manufacturing partners in the US and Japan have recently developed a new family of specially catalyzed wire mesh filters that are designed to maximize the performance of the Platinum Plus FBC. These systems achieve 50 to 65% emission reduction without increasing emissions of nitrogen dioxide (NO_2) in the exhaust. NO_2 is a strong lung irritant and a precursor to ozone, and both CARB and the US Mining Safety Health Administration have set maximum emission limits. The FTFs have been operating for thousands of hours on several refuse trucks in California and beverage delivery trucks in Texas.

Platinum Plus with Diesel Particulate Filters (DPFs)

DPFs reduce particulates by more than 85% and are the ultimate control technology. Exhaust after a DPF has less particulate in it than ambient air. The challenge is to burn off the soot that is collected on the filter at the lowest possible temperature with the minimum amount of metal additive, because excess additive deposits on the filter reduce the useful life of the filter. The platinum-cerium additive oxidizes the soot that collects on the filter at regeneration temperatures of 250° to 300°C, which is 50° to 100°C lower than other metal additives. At the same time the Platinum Plus FBC improves fuel economy and reduces emission of carbon monoxide, hydrocarbons and, to a lesser extent, nitrogen oxide (NOx).



Flow Through Filter (FTF) for use with Platinum Plus FBC.

While DPFs are the ultimate control technology, their use is just starting for retrofitting to older vehicles because of the difficulties in achieving reliable regeneration. The heavily catalyzed systems that are now on the market cost $7,000 to $9,000 per engine compared to an uncatalyzed or lightly catalyzed filter designed for use with Platinum Plus that offers the same effectiveness at about $4,000. For older vehicles Platinum Plus and a DOC or FTF may be the most practical solution.

Platinum Plus Performance Certification

The Platinum Plus FBC registration was issued by the US EPA in December 1999, following several years of rigorous engine testing at independent test laboratories. The registration permits the Company to sell the additive commercially for use in bulk fuel by refiners, distributors and fleets.

In 2000 the Company completed the European VERT (a German/Swiss program to test and certify diesel particulate filter systems) certification protocol for particulate filters and additives, and in 2001 BUWAL (the German Office for Environment, Forest and Landscape) approved Platinum Plus for use as a fuel borne catalyst with particulate filters.



Platinum Plus FBC is automatically added with fuel.

US Mining Safety Health Administration (MSHA) Acceptance

Platinum Plus and the PERMIT™ FBC Filter system from CleanAIR Systems Inc. was listed as acceptable for use in underground mines in December 2002. Acceptance by MSHA was based on the system providing significant diesel particulate reduction while causing no increase in NO_2 emissions. The Platinum Plus PERMIT Filter system reduces particulates by over 85%. Other competing systems use high levels of precious metal coatings that cause significant increases in NO_2, which is a strong lung irritant and especially problematic in underground mines, or require the filter to be removed for cleaning daily.

A separate report from the National Institute for Occupational Safety and Health recently concluded that a catalyzed diesel particulate filter (CDPF) and FBC was the best system for mines. According to the report, the use of a CDPF in combination with a FBC seems to be the most effective technology for reductions of diesel particulate matter (DPM) and gaseous emissions from the diesel exhaust. The report further noted that some FBCs, notably the Pt-Ce FBC, are effective at extremely low dosing levels.

Verification Test Protocol Accepted by US EPA

In early 2003 CDT reached agreement with the US EPA and its third-party administrator on the final testing protocol to be used to "verify" the emission reduction performance of the Platinum Plus FBC with a DOC and a FTF under the Environmental Technology Verification Program. The US EPA is promoting voluntary retrofit of verified technology to fleets, municipalities and school districts.

CARB Verification Pending

The Company is in the process of completing the required 1,000-hour durability tests of the Platinum Plus FBC and several after treatment devices under a joint program with CARB and a major refuse hauler in California. Completion of durability will allow final verification tests to be conducted in 2003 for verification under CARB's Diesel Risk Reduction Regulation Program, affecting California's 1.2 million diesel engines.

ARIS 2000 NOx Reduction System for Selective Catalytic Reduction (SCR) of Nitrogen Oxides

The ARIS 2000 is a patented computer-controlled reagent injection system for urea SCR NOx reduction. Originally designed for use with stationary diesel engines, it also has application to existing and future heavy-duty vehicles. Mobile prototypes have already been installed on vehicles in the US and Japan.

The SCR reduces NOx by injecting a nontoxic urea-based reagent into the exhaust of an engine. There, the reagent reacts with NOx in the presence of a catalyst to turn it into nitrogen and water vapor. The SCR is therefore composed of two parts – a urea injection system and a catalyst. ARIS represents the urea injection system component. SCR catalysts are available from a wide range of suppliers throughout the world. ARIS systems can achieve over 90% NOx reduction in stationary diesel applications and up to 85% in mobile applications.

ARIS 2000 for Stationary Diesels

Clean Diesel Technologies identified a market opportunity for SCR systems for use with stationary diesel engines based on the growth in distributed power generation. CDT completed prototype testing of the ARIS 2000 system for stationary diesels in 1999 and started sales of commercial systems for evaluation programs to catalyst companies and engine companies.

The ARIS 2000 technology uses a patented single-fluid injector and computer controls to lower the cost of NOx reduction in large diesel engines for power generation by over 50%. A wide range of stationary engines including power generation, pumping and other uses can now be retrofitted for NOx reduction at an economical cost.

The Company decided that the most effective way to commercialize its ARIS 2000 technology was to license the technology and the related technologies for NOx reduction to an engineering company active in power plant emission control. In February 2000, CDT completed a license agreement with the RJM Corporation, in Norwalk, Connecticut, for the exclusive marketing rights for the ARIS 2000 in North, Central and South America for stationary, railroad and marine applications. To date RJM has sold more than 125 ARIS systems in the US, primarily for power generation.

In 2001, Clean Diesel Technologies completed a licensing agreement with Mitsui & Co. Ltd. (Mitsui) for the exclusive marketing rights for the ARIS 2000 in Japan for all stationary applications. To date Mitsui has received orders for over 20 ARIS stationary systems in Japan.



ARIS "Blue Box" – stationary applications.

ARIS 2000 (continued)

ARIS 2000 for Mobile Diesels

Clean Diesel Technologies has retained worldwide rights to the ARIS 2000 for mobile applications. The ARIS 2000 was designed to be adaptable to heavy-duty diesel vehicles and use heavy-duty automotive components. Mobile prototypes of the ARIS 2000 have been made and installed on test vehicles in the United States and Japan and evaluated extensively on engine bench test facilities in the US, Europe and Japan.

Clean Diesel Technologies is actively marketing the mobile ARIS technology for license worldwide and has issued limited development licenses to several companies including large original equipment manufacturer (OEM) suppliers in the US and Europe, who are interested in evaluating the ARIS for different mobile NOx control applications and systems.



ARIS Mobile System – controller, tank, pump and injector.



SCR Catalyst installed on a truck.

In December 2002 Mitsui exercised its option to exclusively license the ARIS mobile technology for Japan. As part of the ARIS mobile license agreement, Mitsui agreed to invest additional resources into further development and testing of ARIS mobile prototype systems.

Following a joint development program in the US, Clean Diesel Technologies signed a letter of intent with Connecticut-based Combustion Component Associates, for a non-exclusive license to market and sell the ARIS technology to mobile and portable diesel engines in the US.

CDT holds a US patent on the combination of selective catalytic reduction and exhaust gas recirculation. CDT has granted a limited license to a consortium of OEMs to test various engines' ability to achieve the 2007 new engine emission standards over different performance cycles.

Selected Financial Data

Clean Diesel Technologies was incorporated on January 19, 1994, as a wholly owned subsidiary of Fuel Tech. Effective December 12, 1995, Fuel Tech completed a Rights Offering of CDT's Common Stock, with Fuel Tech retaining a 27.6% ownership interest in Clean Diesel Technologies. In 2002 and 2001, CDT obtained $1.356 million and $3.721 million of proceeds, respectively, through private placement sales of shares of its Common Stock. As a result of the additional stock transactions, Fuel Tech's 1,825,119 shares of CDT's Common Stock represent approximately a 15.2% interest in Clean Diesel Technologies at December 31, 2002.

As discussed elsewhere herein, prior to 2000, Clean Diesel Technologies was a development stage business. The following selected data are derived from the financial statements of CDT. Ernst & Young LLP's report on the financial statements for the year ended December 31, 2002, which appears elsewhere herein, includes an explanatory paragraph which describes an uncertainty about Clean Diesel's ability to continue as a going concern. The data should be read in conjunction with the financial statements, related notes and other financial information herein.

For the Years Ended December 31,

	2002	2001	2000	1999	1998
Statements of Operations Data					
(in thousands, except per share data)					
Product Revenue	**$ 142**	$ 176	$ 199	$ 142	$ 46
License and Royalty Revenue	**299**	1,424	383	—	—
Total Revenues	**441**	1,600	582	142	46
Costs and Expenses:					
Cost of Product Sales	**86**	117	133	81	29
General and Administrative	**2,291**	1,858	1,799	1,585	1,515
Research and Development	**693**	365	534	827	1,009
Patent Filing and Maintenance	**43**	196	152	134	156
Loss from Operations	**(2,672)**	(936)	(2,036)	(2,485)	(2,663)
Interest Income/(Expense), Net	**30**	(170)	35	44	(57)
Cost of Withdrawn Rights Offering	—	—	—	—	(264)
Loss before Preferred Stock Dividend	**(2,642)**	(1,106)	(2,001)	(2,441)	(2,984)
Preferred Stock Dividend (Non-cash)	—	(621)	(712)	(393)	—
One-Time Preferred Stock Conversion Premium	—	(1,276)	—	—	—
One-Time Imputed Non-cash Preferred Dividend	—	—	—	(1,750)	—
Net Loss Attributable to Common Stockholders	**$ (2,642)**	$ (3,003)	$ (2,713)	$ (4,584)	$(2,984)
Basic and Diluted Loss per Common Share	**$ (0.23)**	$ (1.08)	$ (1.03)	$ (1.77)	$ (1.19)
Weighted-Average Shares Outstanding	**11,419**	2,777	2,631	2,594	2,517
Cash Dividends Paid	**$ 0.00**	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Balance Sheet Data (in thousands)					
Current Assets	**$ 2,757**	$ 4,612	$ 965	$ 1,311	$ 1,940
Total Assets	**2,979**	4,658	1,057	1,346	1,985
Current Liabilities	**223**	808	400	494	686
Long-Term Liabilities	**418**	368	808	196	—
Working Capital	**2,534**	3,804	565	817	1,254
Stockholders' Equity (Deficit)	**2,338**	3,482	(151)	656	1,299

Management's Discussion and Analysis of Financial Condition and Results of Operations

Prior to 2000, Clean Diesel Technologies was a development stage enterprise and its efforts were devoted to the research and development of platinum fuel catalysts and nitrogen oxide reduction technologies to reduce emissions from diesel engines. During December 1999, CDT received its US Environmental Protection Agency (US EPA) registration for its platinum-cerium product and in early 2000 completed its first commercial sales; accordingly, in the opinion of management, Clean Diesel Technologies was no longer a development stage enterprise.

The Company has been unable to generate positive cash flow and will require additional capital in the future in order to fund its operations, as its current cash position will not be sufficient to fund the Company's cash requirements. The Company is, however, actively seeking additional financing through a private placement in order to fund its commercialization efforts. Without any further funding or revenues from sales, demonstration programs or license fees, the Company expects to be able to fund operations through the third quarter of 2003. Although the Company believes that it will be successful in its capital-raising efforts, there is no guarantee that it will be able to raise such funds on terms that will be satisfactory to the Company. The Company has developed contingency plans in the event its financing efforts are not successful. Based on such plans CDT may be required to delay, scale back or severely curtail its operations, which could have a material adverse effect on the business, operating results, financial condition and long-term prospects. See discussions in Note 1 to the Financial Statements.

Results of Operations

2002 Versus 2001

Revenues and cost of product sales were $441,000 and $86,000, respectively, in 2002 versus $1,600,000 and $117,000, respectively, in 2001. The 2002 revenues consist of Platinum Plus sales, ARIS 2000 system sales and ARIS license revenue and royalties.

Clean Diesel Technologies has received its US EPA registration of the platinum-cerium additive. Field trials of the platinum-cerium additive for fuel economy started in 2000 and have continued in 2002. In 2002, CDT initiated field trials of platinum-cerium for emission reduction as well. Clean Diesel Technologies has applied for the platinum-cerium product to be verified for emission reduction by both the US EPA and CARB. In 2002, sales of the platinum-cerium additive totaled $40,000. Based on initial trial results and licensing agreements, ongoing revenues from sales of its Platinum Plus additive are expected from distributors, refiners, additive marketing companies and fleets.

Clean Diesel Technologies identified a market opportunity for urea selective catalytic reduction (SCR) systems for use with stationary diesel engines primarily for power generation. The ARIS 2000 is a single-fluid injection and metering system complete with an electronic control unit that can be integrated with engine electronic and diagnostic systems. CDT has licensed the ARIS 2000 system for stationary diesel engines in North, South and Central America to the RJM Corporation and completed a stationary license agreement with Mitsui & Co. Ltd. (Mitsui) for Japan. In December of 2002 Clean Diesel Technologies completed an additional license agreement with Mitsui for the mobile ARIS technology in Japan. Total sales of systems and license/royalties of the ARIS 2000 in 2002 were $102,000 and $298,000, respectively, versus $62,000 and $1,424,000 in 2001, respectively. CDT and its licensees have sold and installed over 150 systems. CDT believes that the ARIS 2000 NOx reduction system has applications for both stationary engines and mobile engines. While the ARIS system for stationary use is being sold commercially, the ARIS system for mobile applications needs further development from the present prototype stage. CDT believes that the ARIS 2000 system can most effectively be commercialized through licensing several companies with a related business in these markets. Clean Diesel Technologies is actively seeking to license the mobile ARIS technology in the US and Europe and the stationary technology in Europe and Asia.

General and administrative expenses increased to $2,291,000 in 2002 from $1,858,000 in 2001. The increase is the result of higher professional fees associated with listing on AIM. There were also increases in marketing and travel relating to the increased effort in marketing CDT's technologies. Research and development expenses increased to $693,000 in 2002 from $365,000 in 2001. The increase in research and development in 2002 is due to the development of new applications for CDT's technologies and for verification testing relating to CARB and US EPA certification.

Patent filing and maintenance expenses decreased to $43,000 in 2002 versus $196,000 in 2001. The decrease relates to a change in accounting policy. Clean Diesel Technologies now capitalizes the expenses related to filing and maintaining each patent and then amortizes the expense over the remaining life of the patent. Interest income increased to $39,000 in 2002 from $11,000 in 2001 due to funds raised from the issuance of CDT's Common Stock. Interest expense decreased to $9,000 in 2002 from $181,000 in 2001 due to the retirement of the term loan financing arrangement in January 2002.

In 2002, Clean Diesel Technologies recorded no in-kind preferred stock dividends on its Series A Preferred Stock due to the conversion of the preferred stock into Common Stock in December 2001, for which no dividends are paid. In 2001, CDT recorded $1,897,000 of in-kind preferred stock dividends on its Series A Preferred Stock.

2001 Versus 2000
Revenues and cost of product sales were $1,600,000 and $117,000, respectively, in 2001 versus $582,000 and $133,000, respectively, in 2000. The 2001 revenues consisted of Platinum Plus sales, ARIS 2000 system sales and ARIS license revenue and royalties.

Clean Diesel Technologies has received its US EPA registration of the platinum-cerium additive. Field trials of the platinum-cerium additive started in 2000 and continued in 2001. In 2001, sales of the platinum-cerium additive totaled $114,000. Based on initial trial results and licensing agreements, ongoing revenues from sales of its Platinum Plus additive are expected from distributors, refiners, additive marketing companies and fleets.

Clean Diesel Technologies identified a market opportunity for urea selective catalytic reduction (SCR) systems for use with stationary diesel engines primarily for power generation. The ARIS 2000 is a single-fluid injection and metering system complete with an electronic control unit that can be integrated with engine electronic and diagnostic systems. CDT has licensed the ARIS 2000 system for stationary diesel engines in North, South and Central America to the RJM Corporation and completed a license with Mitsui for Japan with an option on the mobile ARIS technology. Total sales of systems and license/royalties of the ARIS 2000 in 2001 were $62,000 and $1,424,000, respectively, versus $84,000 and $306,000 in 2000, respectively. CDT and its licensee sold and installed over 100 systems. CDT believes that the ARIS 2000 NOx reduction system has applications for both stationary engines and mobile engines. While the ARIS system for stationary use is being sold commercially, the ARIS system for mobile applications needs further development from the present prototype stage. CDT believes that the ARIS 2000 system can most effectively be commercialized through licensing several companies with a related business in these markets. Clean Diesel Technologies is actively seeking to license the mobile technology and the stationary technology in Europe and Asia.

General and administrative expenses increased to $1,858,000 in 2001 from $1,799,000 in 2000. The increase was the result of non-cash warrant expense associated with investor relation activities partially offset by lower travel expense in 2001. Research and development expenses decreased to $365,000 in 2001 from $534,000 in 2000. The continued reduction in 2001 was due to the shift in focus from research and development to commercialization.

Patent filing and maintenance expenses increased to $196,000 in 2001 versus $152,000 in 2000. The increase was due in part to maintaining the patents and filing new applications. Interest income decreased to $11,000 in 2001 from $38,000 in 2000. Interest expense increased to $181,000 in 2001 from $3,000 in 2000 due to interest expenses associated with the term loan financing arrangement.

In 2001, Clean Diesel Technologies recorded $1,897,000 of in-kind preferred stock dividends on its Series A Preferred Stock. In 2000, CDT recorded $712,000 of in-kind preferred stock dividends on its Series A Preferred Stock.

Liquidity and Sources of Capital
Prior to 2000, Clean Diesel Technologies was primarily engaged in research and development and has incurred losses since inception aggregating $22,027,000 (excluding the effect of the preferred stock dividends). CDT expects to incur losses through the foreseeable future as it further pursues its commercialization efforts. Although CDT started selling limited quantities of Platinum Plus additive in 2000 and 2001 and generating licensing revenue in 2000, sales and revenue to date have been insufficient to cover operating expenses, and Clean Diesel Technologies continues to be dependent upon sources other than operations to finance its working capital requirements.

For the years ended 2002, 2001 and 2000, Clean Diesel Technologies used cash of $2,836,000, $725,000 and $1,872,000, respectively, in operating activities.

At December 31, 2002, and December 31, 2001, Clean Diesel Technologies had cash and cash equivalents of $2,083,000 and $4,023,000, respectively. The decrease in cash and cash equivalents in 2002 from 2001 was due to increased spending on marketing its products, research and development projects and CARB/US EPA certification programs. Working capital decreased to $2,534,000 at December 31, 2002, from $3,803,000 at December 31, 2002. CDT anticipates incurring additional losses through at least 2003 as it further pursues its commercialization efforts.

In December 2002, Clean Diesel Technologies completed an additional exclusive license agreement with Mitsui for the mobile ARIS technology for Japan. Under terms of the agreement Mitsui agreed to pay CDT a $250,000 license fee and Mitsui committed to spend an additional $200,000 in developing, testing and demonstrating ARIS mobile prototypes. CDT recognized the $250,000 of license revenue in the fourth quarter of 2002.

Clean Diesel Technologies signed an agreement with the RJM Corporation on February 2, 2000 that licensed RJM to sell CDT's ARIS 2000 NOx control system for all stationary, marine and locomotive applications in North, Central and South America. Under terms of the agreement CDT received an initial $360,000 license fee and inventory payment.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

In April 2001, Clean Diesel Technologies amended its February 2000 ARIS Stationary NOx Reduction license agreement with the RJM Corporation. Under the amended terms of the license agreement, CDT received two fixed nonrefundable payments of $412,500 each on June 1 and September 1 in lieu of potentially receiving $1,040,000 on the second or third anniversary of the license agreement. CDT will continue to receive unit royalties on future sales of stationary, marine or locomotive applications by RJM.

In August 2001, Clean Diesel Technologies completed a license agreement with Mitsui for CDT's ARIS 2000 NOx control system for all stationary diesel power generators in Japan. Under the agreement, CDT received nonrefundable up-front license payments of $495,000 and will receive ongoing standard royalties on each system sold by Mitsui. Mitsui also has an option to license the ARIS technology for mobile applications in Japan for an additional license fee.

In November 2000, Clean Diesel Technologies secured a $1,000,000 privately financed term loan facility. In December 2000, CDT drew down $500,000 of the term loan facility and in March 2001 the remaining $500,000 of the term loan was drawn down. As part of the private placement stock transaction in December 2001, $750,000 of the outstanding term loan plus accrued interest was converted to Common Stock. In January 2002, the remaining $250,000 and accrued interest for the term loan was repaid.

In December 2001, Clean Diesel Technologies received $3.721 million (net of expenses and term loan repayment) through a private placement of 2,580,664 shares of its Common Stock. In conjunction with the private placement, CDT converted all of its Series A Preferred Stock to Common Stock. All of CDT's Common Stock shares were registered to trade on the AIM of the London Stock Exchange.

In October 2002, Clean Diesel Technologies received $1.356 million (net of $69,000 in expenses) through a private placement of 704,349 shares of its Common Stock on the London Stock Exchange.

As a result of its recurring operating losses, Clean Diesel Technologies has been unable to generate a positive cash flow. In management's opinion, the cash balance at December 31, 2002 will be sufficient to fund its operations through the third quarter of 2003. CDT will require additional capital to fund its future operations. Although CDT believes that it will be successful in its capital-raising efforts, there is no guarantee that it will be able to raise such funds on terms that will be satisfactory to Clean Diesel Technologies. The Company has developed contingency plans in the event its financing efforts are not successful. Based on such plans CDT may be required to delay, scale back or severely curtail its operations, which could have a material adverse effect on the business, operating results, financial condition and long-term prospects. Accordingly, at December 31, 2002, there is substantial doubt as to the Company's ability to continue as a going concern.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results can differ from those estimates. The Company believes that of its significant accounting policies (see Note 2 to the Financial Statements), the following may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Clean Diesel Technologies recognizes revenue from sales of Platinum Plus fuel borne catalyst and ARIS systems upon shipment.

RESEARCH AND DEVELOPMENT COSTS

Costs relating to the research, development and testing of products are charged to operations as they are incurred. These costs include test programs, salary and benefits, consultancy fees, materials and certain testing equipment.

PATENT EXPENSE

Effective January 1, 2002, patent costs are capitalized and amortized over the remaining life of each patent. Prior to this all patent costs were expensed as incurred.

Quantitative and Qualitative Disclosures about Market Risk

In the opinion of management, with the exception of exposure to fluctuations in the cost of platinum, it is not subject to any significant market risk exposure.

Clean Diesel Technologies generally receives all income in United States dollars. CDT typically makes several small payments monthly in various foreign currencies for patent expenses, product tests and registration, local marketing and promotion and consultants.

Report of Independent Auditors

The Board of Directors and Stockholders
Clean Diesel Technologies, Inc.

We have audited the accompanying balance sheets of Clean Diesel Technologies, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for each the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clean Diesel Technologies, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Clean Diesel Technologies, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will require additional capital in the future in order to fund its operations. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst + Young LLP

ERNST & YOUNG LLP
Stamford, Connecticut
January 24, 2003

Balance Sheet (in thousands except share data)

	December 31, 2002	2001
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 2,083	$ 4,023
Accounts Receivable	284	197
Inventories	314	296
Other Current Assets	76	96
Total Current Assets	2,757	4,612
Other Assets	222	46
Total Assets	$ 2,979	$ 4,658
Liabilities and Stockholders' Equity		
Current Liabilities:		
Notes Payable	$ —	$ 250
Accounts Payable and Accrued Expenses	223	558
Total Current Liabilities	223	808
Deferred Compensation and Pension Benefits	418	368
Total Long-Term Liabilities	418	368
Stockholders' Equity:		
Preferred Stock, Par Value $0.05 per Share, Authorized 80,000, No Shares Issued and Outstanding	—	—
Series A Convertible Preferred Stock, Par Value $0.05 per Share, $500 per Share Liquidation Preference, Authorized 20,000 Shares, No Shares Issued and Outstanding	—	—
Common Stock, Par Value $0.05 per Share, Authorized 15,000,000 Shares, Issued and Outstanding 11,968,387 and 11,214,280 Shares	598	561
Additional Paid-In Capital	28,519	27,058
Accumulated Deficit	(26,779)	(24,137)
Total Stockholders' Equity	2,338	3,482
Total Liabilities and Stockholders' Equity	$ 2,979	$ 4,658

See accompanying notes.

Statements of Operations (in thousands except per share data)

	For the Years Ended December 31,		
	2002	2001	2000
Product Revenue	**$ 142**	$ 176	$ 199
License and Royalty Revenue	**299**	1,424	383
Total Revenue	**441**	1,600	582
Costs and Expenses:			
Cost of Sales	**86**	117	133
General and Administrative	**2,291**	1,858	1,799
Research and Development	**693**	365	534
Patent Filing and Maintenance	**43**	196	152
Loss from Operations	**(2,672)**	(936)	(2,036)
Interest Income	**39**	11	38
Interest Expense	**(9)**	(181)	(3)
Loss before Preferred Stock Dividends	**(2,642)**	(1,106)	(2,001)
Preferred Stock Dividends (Non-cash)	**—**	(621)	(712)
Preferred Stock Conversion Premium (Non-cash)	**—**	(1,276)	—
Net Loss Attributable to Common Stockholders	**$ (2,642)**	$(3,003)	$(2,713)
Basic and Diluted Loss per Common Share	**$ (0.23)**	$ (1.08)	$ (1.03)
Weighted-Average Number of Common Shares Outstanding	**11,419**	2,777	2,631

See accompanying notes.

Statements of Changes in Stockholders' Equity (Deficit) (in thousands)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 1999	**11.1**	**$ 1**	**2,594**	**$130**	**$18,946**	**$(18,421)**	**$ 656**
Net Loss for Year	—	—	—	—	—	(2,001)	(2,001)
Issuance of Preferred Stock Dividends	.7	—	—	—	—	—	—
Sale of Series A Preferred Stock	1.4	—	—	—	1,021	—	1,021
Issuance of Common Stock Warrants	—	—	—	—	122	—	122
Stock Options Exercised	—	—	27	1	6	—	7
Payment of Directors' Fees in Common Stock	—	—	39	2	42	—	44
Declared but Not Issued Preferred Dividend	1.4	—	—	—	712	(712)	—
Balance at December 31, 2000	**14.6**	**$ 1**	**2,660**	**$133**	**$20,849**	**$(21,134)**	**$ (151)**
Net Loss for Year	—	—	—	—	—	(1,106)	(1,106)
Issuance of Common Stock Warrants	—	—	—	—	157	—	157
Payment of Directors' Fees in Common Stock	—	—	26	1	40	—	41
Stock Options Exercised	—	—	13	1	2	—	3
Declared but Not Issued Preferred Dividend	1.2	—	—	—	621	(621)	—
Conversion of Preferred Shares to Common Stock	(15.8)	(1)	5,299	265	(264)	—	—
Premium (12%) Paid to Preferred Shareholders for Conversion to Common Stock	—	—	636	32	1,244	(1,276)	—
Issuance of Common Stock	—	—	2,175	109	3,612	—	3,721
Term Loan and Related Interest Conversion to Common Stock	—	—	405	20	797	—	817
Balance at December 31, 2001	**—**	**$ —**	**11,214**	**$561**	**$27,058**	**$(24,137)**	**$ 3,482**
Net Loss for Year	—	—	—	—	—	(2,642)	(2,642)
Issuance of Common Stock Warrants	—	—	—	—	95	—	95
Payment of Directors' Fees in Common Stock	—	—	23	1	46	—	47
Exercise of Warrants	—	—	27	1	(1)	—	—
Issuance of Common Stock	—	—	654	33	1,224	—	1,257
Issuance of Common Stock	—	—	50	2	97	—	99
Balance at December 31, 2002	**—**	**$ —**	**11,968**	**$598**	**$28,519**	**$(26,779)**	**$ 2,338**

See accompanying notes.

Statements of Cash Flows (in thousands)

	For the Years Ended December 31,		
	2002	2001	2000
Operating Activities			
Net Loss Attributable to Common Stockholder	**$ (2,642)**	$(1,106)	$(2,001)
Adjustments to Reconcile Net Loss to Cash Used in Operating Activities:			
Depreciation	**26**	11	10
Amortization of Deferred Financing Costs	**8**	91	—
Interest Expense from Term Loans Converted to Common Shares	**—**	65	—
Compensatory Stock Warrant	**95**	120	61
Changes in Operating Assets and Liabilities:			
Accounts Receivable	**(87)**	(147)	(4)
Inventories	**(18)**	(9)	34
Other Current Assets	**20**	(9)	(35)
Accounts Payable and Accrued Expenses	**(238)**	259	63
Net Cash Used in Operating Activities	**(2,836)**	(725)	(1,872)
Investing Activities			
Patent Activities	**(122)**	—	—
Purchase of Fixed Assets	**(88)**	(17)	(7)
Net Cash Used in Investing Activities	**(210)**	(17)	(7)
Financing Activities			
Proceeds from Exercise of Stock Options	**—**	3	7
Proceeds from (Repayment of) Term Loans	**(250)**	500	500
Proceeds from Issuance of Common Stock, Net	**1,356**	3,721	1,021
Net Cash Provided by Financing Activities	**1,106**	4,224	1,528
Net Increase (Decrease) in Cash and Cash Equivalents	**(1,940)**	3,482	(351)
Cash and Cash Equivalents at Beginning of Period	**4,023**	541	892
Cash and Cash Equivalents at End of Period	**$ 2,083**	$ 4,023	$ 541
Non-cash Activities			
Preferred Stock Dividend	**$ —**	$ 621	$ 712
Preferred Stock Conversion Premium (Non-cash)	**—**	1,276	—
Conversion of Term Loans and Related Interest into Common Stock	**—**	817	—

See accompanying notes.

Notes to Financial Statements

1. Business

Clean Diesel Technologies, Inc. ("CDT") was incorporated in the State of Delaware on January 19, 1994, as a wholly owned subsidiary of Fuel-Tech N.V. ("Fuel Tech"). Effective December 12, 1995, Fuel Tech completed a Rights Offering of CDT's Common Stock, and reduced its ownership in CDT's Common Stock to 27.6%. As a result of additional equity offerings in subsequent years, Fuel Tech currently holds a 15.2% interest in CDT as of December 31, 2002.

Clean Diesel Technologies is a specialty chemical and energy technology company supplying fuel additives and proprietary systems that reduce harmful emissions from internal combustion engines while improving fuel economy. Prior to 2000, CDT was a development stage enterprise devoted to research, development and commercialization of platinum fuel catalysts (PFCs) and nitrogen oxide (NOx) reduction technologies for diesel engines. During December 1999, CDT received its US EPA registration for its platinum-cerium product and in early 2000 recorded its first commercial sales. Accordingly, in the opinion of management Clean Diesel Technologies is no longer a development stage enterprise. The success of CDT's technologies will depend upon the commercialization opportunities of the technologies and governmental regulations, and corresponding foreign and state agencies.

Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amount and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

As more fully described elsewhere herein, the Company received net proceeds of approximately $1.356 million in 2002 and $3.721 million in 2001 through private placements of its Common Stock to assist in the pursuit of its commercialization efforts. The success of the Company's technologies will depend upon the commercialization opportunities of the technologies and governmental regulations, and corresponding foreign and state agencies. The accomplishment of these objectives by the Company will require additional capital and there can be no assurance that such capital will be available.

As a result of the Company's recurring operating losses ($22,027,000 since inception excluding non-cash preferred stock dividends), the Company has been unable to generate a positive cash flow and will require additional capital in the future in order to fund its operations, as its current cash position will not be sufficient to fund the Company's cash requirements. The Company is, however, actively seeking additional financing through a private placement in order to fund its commercialization efforts. Without any further funding or revenues from sales, demonstration programs or license fees, the Company expects to be able to fund operations through the third quarter of 2003. Although the Company believes that it will be successful in its capital-raising efforts, there is no guarantee that it will be able to raise such funds on terms that will be satisfactory to the Company. The Company has developed contingency plans in the event its financing efforts are not successful. Based on such plans CDT may be required to delay, scale back or severely curtail its operations, which could have a material adverse effect on the business, operating results, financial condition and long-term prospects. Accordingly, at December 31, 2002, there is substantial doubt as to the Company's ability to continue as a going concern.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents and Financial Instruments

Clean Diesel Technologies considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. At December 31, 2002, substantially all of CDT's cash and cash equivalents were on deposit with one financial institution. All financial instruments are reflected in the accompanying balance sheets at amounts that approximate fair market value.

Inventories

Inventories are stated at the lower of cost or market and consist of finished product and platinum metal. Cost is determined using the first-in, first-out (FIFO) method.

Revenue Recognition

Clean Diesel Technologies recognizes revenue from sales of Platinum Plus fuel borne catalyst and ARIS systems upon shipment.

In February 2000, Clean Diesel Technologies completed a license agreement with the RJM Corporation for CDT's ARIS 2000 NOx control system for all stationary, marine and locomotive applications in North, Central and South America. CDT received a $260,000 license payment in return for transferring the ARIS 2000 technology to RJM. CDT also received $100,000 from RJM for the remaining ARIS 2000 inventory. The license payment is nonrefundable and requires no significant ongoing services to be performed by CDT.

In April 2001, Clean Diesel Technologies amended its February 2000 ARIS Stationary NOx Reduction license agreement with RJM. Under the amended terms of the license agreement, CDT received two fixed nonrefundable payments of $412,500 each on June 1 and September 1 in lieu of potentially receiving $1,040,000 on the second or third anniversary. CDT recognized the $825,000 as license revenue in 2001. CDT receives unit royalties on all sales of stationary, marine or locomotive applications by RJM.

In August 2001, Clean Diesel Technologies completed a license agreement with Mitsui & Co. Ltd. (Mitsui) for CDT's ARIS 2000 NOx control system for all stationary diesel power generators in Japan. Under the agreement, CDT received a nonrefundable up-front license payment of $495,000, and will receive ongoing standard royalties on each system sold by Mitsui. CDT recognized the license payment as revenue in 2001, as there are no significant ongoing services to be performed by CDT. Mitsui also has an option to license the ARIS technology for mobile applications in Japan for an additional license fee.

In December 2002, Clean Diesel Technologies completed an additional exclusive license agreement with Mitsui for the mobile ARIS technology for Japan. Under terms of the agreement Mitsui agreed to pay CDT a $250,000 license fee and Mitsui committed to spend an additional $200,000 in developing, testing and demonstrating ARIS mobile prototypes. CDT recognized the $250,000 license revenue in the fourth quarter of 2002.

Royalty fees are recognized by Clean Diesel Technologies when earned.

Research and Development Costs
Costs relating to the research, development and testing of products are charged to operations as they are incurred. These costs include test programs, salary and benefits, consultancy fees, materials and certain testing equipment.

Patent Expense
Effective January 1, 2002, patent costs are capitalized and amortized over the remaining life of each patent. Prior to this all patent-related costs were expensed as incurred.

Stock-Based Compensation
Clean Diesel Technologies accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "*Accounting for Stock Issued to Employees.*" Under CDT's current plan, options may be granted at not less than the fair market value on the date of grant and therefore no compensation expense is recognized for the stock options granted to employees. In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation-Transition and Disclosure.*" SFAS No. 148 amends SFAS No. 123, "*Accounting for Stock-Based Compensation,*" to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of this Statement as of December 31, 2002.

If compensation expense for CDT's plan had been determined based on the fair value at the grant dates for awards under its plan, consistent with the method described in SFAS No. 123, CDT's net loss and basic and diluted loss per common share would have been increased to the pro forma amounts indicated below:

	2002	2001	2000
Net Loss Attributable to Common Stockholders as Reported	**$(2,642)**	$(3,003)	$(2,713)
Deduct: Total Stock-Based Employee Compensation Expense Determined Under Fair Value-Based Method for All Awards, Net of Related Tax Effects	**(591)**	(422)	(364)
Pro Forma Net Loss Attributable to Common Stockholders	**(3,233)**	(3,425)	(3,077)
Net Loss per Share:			
Basic and Diluted Loss per Common Share – as Reported	**$ (0.23)**	$ (1.08)	$ (1.03)
Basic and Diluted per Common Share – Pro Forma	**(0.28)**	(1.23)	(1.17)

Notes to Financial Statements (continued)

In accordance with the provisions of SFAS No. 123, for purposes of the pro forma disclosures the estimated fair value of the options is amortized over the option vesting period. The application of the pro forma disclosures presented above are not representative of the effects SFAS No. 123 may have on operating results and earnings (loss) per share in future years due to the timing of stock option grants and considering that options vest over a period of three years.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because CDT's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The fair value of each option grant, for pro forma disclosure purposes, was estimated on the date of grant using the modified Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected Dividend Yield	**0.0%**	0.0%	0.0%
Risk-Free Interest Rate	**4.85%**	4.66%	6.67%
Expected Volatility	**94.2%**	94.2%	99.7%
Expected Life of Option	**4 years**	4 years	4 years

Basic and Diluted Loss per Common Share

Basic and diluted loss per share are calculated in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share are computed by dividing net earnings by the weighted-average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted-average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.

3. Income Taxes

The Company follows the liability method of accounting for income taxes. Such method requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

At December 31, 2002 and 2001, Clean Diesel Technologies had tax losses available for offset against future years' earnings of approximately $19.8 million and $17.2 million, respectively. Temporary differences were insignificant as of such dates. CDT has provided a full valuation allowance to reduce the related deferred tax asset to zero.

Approximately $0.9 million, $2.0 million, $3.2 million, $3.4 million, $3.0 million, $1.9 million, $1.9 million, $0.9 million and $2.6 million of the tax loss carryforwards expire in 2009, 2010, 2011, 2012, 2018, 2019, 2020, 2021 and 2022, respectively. CDT has not recognized any benefit from the aforementioned tax loss carryforwards. The Taxpayer Relief Act of 1997 modified the net operating loss provisions so that losses arising for tax years beginning after the effective date of the Act (August 5, 1997) would be eligible for carryforward for 20 years. Existing losses would still be subject to a 15-year carryforward period.

Under the provisions of the United States Tax Reform Act of 1986, utilization of CDT's US federal tax loss carryforwards for the period prior to December 12, 1995 may be limited as a result of the ownership change in excess of 50% related to the 1995 Fuel Tech Rights Offering. Losses subsequent to the aforementioned date may be limited due to cumulative ownership changes in any three-year period.

4. Stockholders' Equity

During 2002, Clean Diesel Technologies received proceeds of $1.356 million (net of expenses) through a private placement of 704,349 shares of its Common Stock on the AIM of the London Stock Exchange. In 2001, CDT received proceeds of $3.721 million (net of $0.644 million in expenses and $0.817 million in term loan repayment) through a private placement of 2,580,664 shares of its Common Stock. In 2000 and 1999 $1.021 million and $1.75 million was raised through a private placement of 1,362 and 3,500 Series A Preferred Stock shares, respectively. In 1998, $1.4 million of bridge loans and $.5 million of term loans were converted into 2,800 and 1,029 shares of Series A Preferred Stock, respectively. During 2001, $1,897,000 of dividends were declared for Series A Preferred Stock and converted into CDT's Common Stock. On December 28, 2001, CDT converted all outstanding Series A Preferred Stock (15,897 shares) including accrued stock dividends, into Common Stock (5,934,829 shares).

In May 2002 and May 2001 CDT issued 22,658 and 25,676 shares, respectively, of Common Stock to its Board of Directors in lieu of approximately $46,800 and $40,800 of Directors' fees pertaining to their services for the years ended December 31, 2001 and 2000. The share price used represented the average of CDT's quarter-end high and low trading prices. Such Directors' fees had been accrued and charged to expense during 2001 and 2000.

5. Stock Options and Warrants

Clean Diesel Technologies maintains a stock award plan, the 1994 Incentive Plan (the "Plan"). Under the Plan, awards may be granted to participants in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance awards, bonuses or other forms of share-based or non-share-based awards, or combinations thereof. CDT grants awards at fair market value on the date of grant with expiration dates typically ranging from seven to 10 years. Participants in the Plan may include CDT's Directors, officers, employees, consultants and advisers (except consultants or advisers in capital-raising transactions) as the Directors determine are key to the success of the business. The percentage of outstanding Common Shares of CDT used to determine the maximum number of awards to participants is 17.5%. In general, the policy of the Board was to grant stock options vesting in three equal portions on the first through third anniversaries of the grant date for grants prior to 1997, and in equal portions on the grant date and the first and second anniversaries of the grant date for grants awarded after 1997.

The following table presents a summary of CDT's stock option activity and related information for the years ended December 31:

	2002		2001		2000	
	Options (000's)	**Weighted-Average Exercise Price**	**Options (000's)**	**Weighted-Average Exercise Price**	**Options (000's)**	**Weighted-Average Exercise Price**
Outstanding, Beginning of Year	**1,139**	**$ 2.48**	974	$ 2.54	760	$2.48
Granted	**470**	**2.94**	240	1.97	246	2.48
Exercised	**—**	**—**	(12)	.20	(27)	.24
Forfeited	**(42)**	**2.97**	(63)	2.00	(5)	1.93
Outstanding, End of Year	**1,567**	**$ 2.60**	1,139	$ 2.48	974	$2.54
Exercisable, End of Year	**1,220**	**$ 2.56**	939	$ 2.55	744	$2.72
Weighted-Average Fair Value of Options Granted During the Year		**$ 2.01**		$ 1.38		$1.78

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding				**Options Exercisable**	
Range of Exercise Prices	**Number of Options**	**Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number of Options**	**Weighted-Average Exercise Price**
$ .20 – $2.49	652,500	7.05	$1.55	585,833	$1.50
2.50 – 4.63	855,000	7.78	3.12	575,000	3.20
5.63 – 6.82	59,450	3.05	6.72	59,450	6.72
$ .20 – $6.82	1,566,950	7.30	$2.60	1,220,283	$2.56

In March 1997, in consideration of his assistance to Clean Diesel Technologies in obtaining sources of permanent financing, CDT granted a director a warrant to purchase 25,000 shares of CDT's Common Stock for $10.00 per share, which exceeded the fair market value of CDT's Common Stock at the date of grant.

In June 1999, in consideration of their undertaking to assist CDT in obtaining sources of permanent financing, CDT granted warrants to two directors for 58,333 and 29,167 shares at $1.50 per share, which exceeded the fair market value of CDT's Common Stock at the date of grant and was included in the cost of capital.

In March 2000, pursuant to a financial consulting agreement, CDT granted an investment bank 25,000 warrants to purchase CDT's Common Stock, at an exercise price of $3.00 per share. The value of such warrants was $61,000 and was charged to earnings.

Notes to Financial Statements (continued)

In April 2000, in consideration of their undertaking to assist CDT in obtaining sources of permanent financing, CDT granted warrants to two Directors for 27,675 and 12,150 shares at $2.25 per share. The value of such warrants was $78,000 and was included in the cost of capital.

In November 2000, Clean Diesel Technologies granted the lenders a total of 100,000 warrants in conjunction with a $1,000,000 term loan agreement. Fifty thousand of the warrants were awarded in November 2000, 25,000 of the warrants were awarded in December 2000 when $500,000 of the term loan was borrowed and the remaining 25,000 warrants were awarded when the remaining $500,000 was borrowed in March 2001. The warrants were priced at $2.00 per share. The value of the warrants issued was $60,750 and has been capitalized as a deferred financing cost and will be amortized over the life of the loan. The value of the 25,000 warrants issued in March 2001 was $37,250 and has also been capitalized as a deferred financing cost. In December 2001, CDT converted $750,000 of the outstanding $1,000,000 loan into Common Stock and expensed $16,100 of the remaining capitalized warrant expense.

In February 2001, in consideration of their performing investor relations on behalf of Clean Diesel Technologies in the UK, CDT granted Equity Development Limited two 50,000 blocks of warrants at $1.50 per share. The first 50,000 block of warrants has a one-year term and vests when CDT's stock price remains above $2.50 for seven consecutive days. The second 50,000 block of warrants has a term of two years and vests when CDT's stock price remains above $3.00 for seven consecutive days. The value of such warrants was $119,500 and charged to earnings in 2001. In 2002, as a result of the warrants becoming vested, CDT charged to earnings an additional $95,000 for the 100,000 warrants.

In conjunction with CDT's December 2001 AIM listing and private placement of Common Stock, Clean Diesel Technologies granted its financial advisor, Nabarro Wells Limited, 51,613 warrants at $2.00 per share on December 28, 2001, which was considered cost of capital.

CDT Warrants	**2002**		2001		2000	
	Warrants (000's)	**Exercise Price per Share**	**Warrants (000's)**	**Exercise Price per Share**	**Warrants (000's)**	**Exercise Price per Share**
Outstanding, Beginning of Year	**429**	**N/A**	302	N/A	163	N/A
Granted	—	—	177	$1.50 – 2.00	139	$1.50 – 2.00
Exercised	**50**	**$1.50 – 2.00**	—	—	—	—
Forfeited	—	—	(50)	$6.50	—	—
Outstanding, End of Year	**379**	**$1.50 – 10.00**	429	$1.50 – 10.00	302	$1.50 – 10.00

Warrants Outstanding			
Range of Exercise Prices	**Number of Warrants**	**Weighted-Average Remaining (years) Exercise Life**	**Weighted-Average Exercise Price**
$1.50 – $ 2.00	289,113	5.48	$1.76
2.25 – 3.00	64,825	5.41	2.54
10.00	25,000	1.33	10.00
$1.50 – $10.00	378,938	5.19	$2.44

Warrants Exercisable	
Exercisable	**Weighted-Average Price**
289,113	$1.76
64,825	2.54
25,000	10.00
378,938	$2.44

6. Commitments

Clean Diesel Technologies is obligated under a sublease agreement for its principal office. CDT has agreed to a six-month extension with three months' notice for termination of the lease through December 2003, at an annual rate of $116,000. CDT's minimum lease payments total $58,000 for 2003. For the years ended December 31, 2002, 2001 and 2000, rental expense approximated $112,100, $81,500 and $81,200, respectively.

Effective October 28, 1994, Fuel Tech granted two licenses to Clean Diesel Technologies for all patents and rights associated with its platinum fuel catalyst technology. Effective November 24, 1997, the licenses were canceled and Fuel Tech assigned to CDT all such patents and rights on terms substantially similar to the licenses. In exchange for the assignment, CDT will pay Fuel Tech a royalty of 2.5% of its annual gross revenue from sales of the platinum fuel catalysts commencing in 1998. The royalty obligation expires in 2008. CDT may terminate the royalty obligation to Fuel Tech by payment of $6,545,455 in 2003 and declining annually to $1,090,910 in 2008. CDT as assignee and owner will maintain the technology at its own expense. Minimum royalties were paid to Fuel Tech in 2002 and royalties payable to Fuel Tech at December 31, 2002 were $795.

7. Related Party Transactions

In November 2000, Clean Diesel Technologies secured a $1,000,000 term loan facility at a 10% interest rate from several preferred shareholders, including Fuel Tech Inc., which pledged $250,000. In 2000 and 2001 CDT drew down the entire $1,000,000 term loan. As part of the December 2001 private placement of Common Stock discussed in Note 4, $750,000 of the term loan plus accrued interest was repaid in Common Stock. In January 2002, the remaining $250,000 plus accrued interest of the term loan was repaid.

Clean Diesel Technologies has a Management and Services Agreement with Fuel Tech. The agreement requires CDT to reimburse Fuel Tech for management, services and administrative expenses incurred on behalf of CDT. CDT agreed to pay Fuel Tech a fee equal to an additional 3-10% of the costs paid on CDT's behalf, dependent upon the nature of the costs incurred. One Fuel Tech officer/director serves as an officer/director of Clean Diesel Technologies. The financial statements include charges from Fuel Tech of certain management and administrative costs, which approximate $69,000, $70,000 and $77,000 for the years ended December 31, 2002, 2001 and 2000, respectively. In the opinion of CDT's management, such costs are fair and reasonable and are on terms not less favorable than could be obtained from a third party.

Balances due to Fuel Tech for the years ended December 31, 2002 and 2001, approximated $0 and $6,000, respectively.

Clean Diesel Technologies had a deferred salary plan with its Chief Executive Officer in which he deferred $62,500 of his annual salary until CDT reaches $5 million in revenue. This agreement was terminated in March 2001 and the executive's salary was returned to full pay. For the years ended December 31, 2002 and 2001, $0 and $10,400, respectively, of expense was accrued in connection with such arrangement. At December 31, 2002 and 2001, total obligations were $135,400 in both years pertaining to this plan.

Clean Diesel Technologies makes annual pension payments or accruals pursuant to a deferred compensation plan on behalf of its Chief Executive Officer. For the three years ended December 31, 2002, $50,000 of expense was recognized each year in connection with the plan. At December 31, 2002 and 2001, total obligations were $282,700 and $232,700, respectively, pertaining to this plan.

8. Marketing and Joint Development Agreements

Clean Diesel Technologies and AMBAC International reached an agreement in December 1997 under which the parties will jointly share in the cost of development of the ARIS injector for urea SCR. CDT holds the exclusive marketing rights to the injector for a period of five years subject to certain minimum purchases of injectors from AMBAC. CDT has agreed to purchase injectors exclusively from AMBAC until November 3, 2002 or to pay AMBAC for 50% of AMBAC's development cost and a royalty on injectors made elsewhere for CDT. Clean Diesel Technologies has assigned its rights with AMBAC to the RJM Corporation as part of its License Agreement. No rights or licenses have been granted by either party to the other on patents or inventions conceived prior to the agreement. However, the parties have filed a joint patent on the specific ARIS injector. CDT has retained all rights to its underlying patents including the fundamental return-flow injection concept on which the US patent office has issued a "notice of allowance."

9. Recent Accounting Pronouncements

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. Clean Diesel Technologies is required to adopt SFAS No. 144 effective January 1, 2002 and does not expect the impact of the adoption of SFAS No. 144 to have a material effect on CDT's results of operations or financial position.

Notes to Financial Statements (continued)

10. Quarterly Financial Data (Unaudited)

(In thousands except per share data)

	1st Quarter Ended 3/31/02 Unaudited	2nd Quarter Ended 6/30/02 Unaudited	3rd Quarter Ended 9/30/02 Unaudited	4th Quarter Ended 12/31/02 Unaudited	Total Year 2002
Total Revenue	**$ 71**	**$ 19**	**$ 51**	**$ 300**	**$ 441**
Gross Profit	**27**	**7**	**34**	**287**	**355**
Net Loss Attributable to Common Stockholders	**(662)**	**(860)**	**(717)**	**(403)**	**(2,642)**
Basic Loss per Common Share	**(0.06)**	**(0.08)**	**(0.06)**	**(0.03)**	**(0.23)**
Diluted Loss per Common Share	**(0.06)**	**(0.08)**	**(0.06)**	**(0.03)**	**(0.23)**

	1st Quarter Ended 3/31/01 Unaudited	2nd Quarter Ended 6/30/01 Unaudited	3rd Quarter Ended 9/30/01 Unaudited	4th Quarter Ended 12/31/01 Unaudited	Total Year 2001
Total Revenue	$ 24	$ 919	$ 499	$ 158	$ 1,600
Gross Profit	17	868	449	149	1,483
Net Profit/(Loss) Attributable to Common Stockholders	(760)	44	(364)	(1,923)	(3,003)
Basic Profit/(Loss) per Common Share	(0.29)	0.02	(0.13)	(0.63)	(1.08)
Diluted Profit/(Loss) per Common Share	(0.29)	0.01	(0.13)	(0.63)	(1.08)

Note: The sum of the quarters' earnings per share may not equal the full year per share amounts.

Directors and Officers

Annual General Shareholder Meeting

Independent Auditors

Nominated UK Advisor

Nominated UK Broker

Corporate Information

Transfer Agents and Registrars

Shareholder Information

Stock Trading Information
Stock Price Data

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Clean Diesel Technologies, Inc.

300 Atlantic Street, Suite 702
Stamford, CT 06901-3522
Tel: (203) 327-7050
Fax: (203) 323-0461